Exhibit (a)(5)(JJJ)

Voluntary Public Takeover Offer by Grand Chip Investment GmbH for AIXTRON SE:

Grand Chip Investment GmbH Announces Withdrawal of Clearance Certificate by BMWi

Frankfurt, October 25, 2016 —  Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany (the “Bidder”), today announced that Fujian Grand Chip Investment Fund LP received a letter from the German Federal Ministry of Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) (the “BMWi”) announcing BMWi’s withdrawal of the clearance certificate (Unbedenklichkeitsbescheinigung) (the “Clearance Certificate”) it had issued by letter dated September 8, 2016  (which was received on September 12, 2016) pursuant to the provisions of the German Foreign Trade Act (Außenwirtschaftsgesetz) and German Foreign Trade Ordinance (Außenwirtschaftsverordnung, the “AWV”) with respect to the Bidder’s voluntary public takeover offer (the “Takeover Offer”) to the shareholders of AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), with registered office in Herzogenrath, Germany (“AIXTRON”), for the acquisition of the no-par value registered shares in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash.

The Takeover Offer commenced on July 29, 2016 and expired on October 21, 2016 24:00 hrs local time Frankfurt am Main, Germany (“Frankfurt Time”) / 6:00 p.m. local time New York, United States (“New York Time”).

In its letter, the BMWi indicated that the reason for the withdrawal of the Clearance Certificate was that information available to the German Federal Government indicates the knowhow of AIXTRON also comprises security-related technologies, in particular for the defense sector, which could be revealed through the contemplated acquisition of AIXTRON by Fujian Grand Chip Investment Fund LP.  The BMWi also announced in the letter that it had re-opened the review proceeding (Prüfverfahren) under the AWV to assess these aspects.

The letter by BMWi as such does not result in a termination of the Takeover Offer.  The Bidder is currently assessing the legal implications of the letter by which BMWi has withdrawn the Clearance Certificate.

In accordance with the German Securities Acquisition and Takeover Act, the final results of the Takeover Offer are expected to be announced on October 27, 2016, and the additional acceptance period is expected to commence on October 28, 2016 and to end on November 10, 2016, 24:00 hrs Frankfurt Time / 6:00 p.m. New York Time.

Complete terms and conditions of the Takeover Offer can be found in the Offer Document and the published amendment thereto published on the website www.grandchip-aixtron.com.  Questions and requests for assistance or copies of the Offer Document, the published amendment thereto and other Takeover Offer documents may be directed to (i) with respect to the tender of AIXTRON Shares, the German Information Agent and (ii) with respect to the tender of ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of any Takeover Offer documents will be furnished promptly upon request at the Bidder’s expense.

Grand Chip Investment GmbH

Information Agent Information

The German and U.S. Information Agents for the Takeover Offer are, respectively:

D.F. King Ltd	D.F. King & Co., Inc.
125 Wood Street	48 Wall Street, 22nd Floor
London EC2V 7AN	New York, NY 10005
Email: aixtronoffer@dfkingltd.com	Email: AIXG@dfking.com
Tel: +49 (0)30 610 820 730	Tel: +1-877-478-5043
(toll-free in the United States)

Media

Brunswick Group

Email: aixtronoffer@brunswickgroup.com

Tel: +49 (0) 30 2067 3386

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) commenced on July 29, 2016.  The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the Offer Document, the published amendment thereto and related offer materials prepared by the Bidder.  The English translation of the Offer Document, the published amendment thereto and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the Offer Document, the published amendment thereto, a related letter of transmittal and other related offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov.  In addition, the Bidder’s Tender Offer Statement, including the Offer Document and amendment thereto, and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.